June 4, 2001

Contact: Norine Lyons
Tel 703 876 3190
Fax 703 876 3186
nlyons@generaldynamics.com

General Dynamics Extends Tender Offer

for all Outstanding Shares of Newport News Shipbuilding

      FALLS CHURCH, Va — General Dynamics (NYSE: GD) today announced that it extended its pending tender offer for all outstanding shares of common stock (including associated rights) of Newport News Shipbuilding Inc. (NYSE: NNS) to midnight, EDT, on June 22, 2001. The offer was previously scheduled to expire at midnight, EDT, on June 1, 2001.

      As of midnight, EDT, on June 1, 2001, approximately 17,511,259 shares (including guaranteed delivery) of Newport News (including associated rights) had been tendered.

      Newport News Shipbuilding, headquartered in Newport News, Virginia, designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs approximately 17,000 employees and had 2000 revenues of $2.07 billion, and net income of $90 million. More information about the company can be found at www.nns.com.

      General Dynamics, headquartered in Falls Church, Virginia, employs approximately 46,000 people worldwide and anticipates 2001 sales of approximately $11.5 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems. More information about the company can be found on the World Wide Web at www.generaldynamics.com.

      This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News Shipbuilding. The Tender Offer Statement, as amended (including an offer to purchase, a related letter of transmittal and other offer documents) filed by General Dynamics with the SEC and the Solicitation/ Recommendation Statement, as amended, filed by Newport News Shipbuilding contain important information that should be read carefully before any decision is made with respect to the offer.

      The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/ Recommendation Statement, as amended, will be made available at no charge to all stockholders of Newport News. The Tender Offer Statement, as amended (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement, as amended, will also be available at no charge at the SEC’s website at www.sec.gov.